Exhibit 99.3

Explanatory report

of the General Partner

on information according to Sec. 289 para. 4, Sec. 315 para. 4 of the German Commercial Code

The information contained in the management report to the group financial statements and the separate financial statements of Fresenius Medical Care AG & Co. KGaA  for the fiscal year 2013 according to Sec. 289 para. 4, Sec. 315 para. 4 of the German Commercial Code are explained as follows:

The share capital held by the Company’s shareholders at December 31, 2013 totals approximately € 301 M, divided into 301,446,779 bearer shares, each arithmetically representing € 1.00 of the share capital (non-par shares).

This includes 60,665 shares issued to Company employees in 2013 in conjunction with a corporate agreement and which are subject to a two years’ holding period. Additionally, the Company holds 7,548,951 treasury shares acquired during the period from May 20, 2013 to August 14, 2013 on the basis of the authorization — granted at the Company’s Annual General Meeting on May 12, 2011 — to acquire treasury shares. No voting rights can be exercised from the treasury shares. The treasury shares were acquired on the stock exchange via the XETRA trading system. Including treasury shares, the share capital of the Company therefore amounts to approximately € 309 M, divided into 308,995,730 shares. All of the shares acquired on this basis  — corresponding to a par value of approximately € 8 M or about 2.44% of the share capital — were still held by the Company on December 31, 2013. The acquired treasury shares will only be used to reduce the Company’s share capital (by cancellation of the relevant shares) or to service employee incentive plans.

The rights of the shareholders are governed by the German Stock Corporation Act (Aktiengesetz - AktG) and the Company`s Articles of Association. Pursuant to the provisions of the AktG each share shall be entitled to one vote at the Company’s General Meeting.

The General Partner, Fresenius Medical Care Management AG, is responsible for managing and representing the Company. The General Partner does not participate in the profit or loss or net assets of the Company. The General Partner’s management authority also encompasses exceptional management measures. The right of the shareholders to consent to such measures at the General Meeting is excluded. Vis-à-vis the General Partner, the Company is represented by the Supervisory Board.

The General Partner will cease to be General Partner of the Company if and when all shares in the General Partner entity are no longer held directly or indirectly by one party, which at the same time must hold, directly or indirectly by means of a controlled company as defined by § 17 para. 1 AktG, more than 25% of the Company’s share capital. This does not apply if all the shares of the General Partner entity are held directly or indirectly by the Company. Additionally, the General Partner will cease to be the

Company’s General Partner if the shares in the General Partner entity are acquired by another person

•                                who does not at the same time acquire shares of the Company in the amount of more than 25 % of the Company’s share capital or

•                                who has not, within three months after the effectiveness of such acquisition, submitted a voluntary or mandatory takeover offer to the Company’s shareholders according to the rules of the German Takeover Act (WpÜG); the fair consideration offered to the shareholders must also reflect the consideration which the purchasers pay for the share in the General Partner, if the amount for such consideration is above the amount of its equity capital.

The other grounds for withdrawal as provided by the law remain unaffected with respect to the General Partner.

As at December 31, 2013, Fresenius SE & Co. KGaA, Bad Homburg v.d.Höhe, Germany, holds 94,380,382 ordinary shares of the Company and thus 31.31% of the Company’s share capital with voting rights.

The appointment and removal of members of the Management Board of the General Partner entity are governed by § 84 and § 85 AktG. Changes in the Articles of Association must be made in accordance with § 179 AktG in conjunction with § 133 AktG. The Articles of Association entitle the Supervisory Board of the Company, without resolution of the General Meeting, to make amendments to the Articles of Association which concern only its wording.

The General Partner is entitled, subject to approval by the Supervisory Board, to increase the Company’s share capital as follows in accordance with the resolutions passed by the shareholders’ at the General Meeting:

•                                authorization, in the period up to May 10, 2015 to increase, on one or more occasions, the capital of the Company by up to a total of € 35 M by issuing new bearer ordinary shares in return for cash contributions (Authorized Capital 2010/I).

•                                authorization, in the period up to May 10, 2015 to increase, on one or more occasions, the capital of the Company by up to a total of € 25 M by issuing new bearer ordinary shares in return for non-cash contributions (Authorized Capital 2010/II).

In both cases, the General Partner is entitled, under certain circumstances and with the approval of the Supervisory Board, to decide on the exclusion of shareholders’ pre-emption rights.

In addition to the above, at December 31, 2013 the following conditional capital is in place:

•                                The Company’s share capital has been increased conditionally by up to € 3.908 M. This conditional increase in capital will only be carried out to the extent that convertible bonds were issued in accordance with the International Employee Participation Scheme in accordance with the shareholders’ resolutions on May 23, 2001 and May 15, 2007 and May 16, 2013 and the holders of such convertible bonds exercise their conversion rights.

•                                The Company’s share capital has been increased conditionally by up to € 7.559 M. This conditional share capital increase will only be carried out to the extent that options were issued in accordance with the Stock Option Plan 2006 based on the shareholders’ resolutions taken on May 9, 2006 and May 15, 2007, the holders of such options exercise their rights and the Company does not issue any own (treasury) shares to settle the options; in the case of options issued to members of the Managing Board of the General Partner entity, the Supervisory Board of that entity shall be responsible.

•                                The Company’s share capital has been increased conditionally by up to € 12.000 M. This conditional share capital increase will only be carried out to the extent that options were issued in accordance with the Stock Option Plan 2011 based on the shareholders’ resolution taken on May 12, 2011, the holders of such options exercise their rights and the Company does not issue any own (treasury) shares to settle the options; in the case of options issued to members of the Managing Board of the General Partner entity, the Supervisory Board of that entity shall be responsible.

A change of control in conjunction with a takeover bid would — under certain circumstances — have an impact on a number of long-term financing agreements, especially the 2012 Credit Agreement, the Senior Notes and the Accounts receivable facility, which contain change of control provisions. These are customary change of control provisions, which give creditors the right to terminate agreements early or to request early repayments of outstanding amounts in case of change of control. These termination rights partly become effective if the change of control is followed by decline of the Company’s rating or of the respective financing instrument.

Hof an der Saale, April 2014

Fresenius Medical Care AG & Co. KGaA

represented by Fresenius Medical Care Management AG

as General Partner

signed Rice Powell	signed Michael Brosnan
Member of the Management Board	Member of the Management Board

Fresenius Medical Care AG & Co. KGaA, 61346 Bad Homburg, Germany, T +49 6172 609-0, F +49 6172 609-2422

Registered Office and Commercial Register: Hof an der Saale, HRB 4019

Chairman of Supervisory Board: Dr. Gerd Krick

General Partner: Fresenius Medical Care Management AG

Registered Office and Commercial Register: Hof an der Saale, HRB 3894

Management Board: Rice Powell (Chairman), Michael Brosnan, Roberto Fusté, Ronald Kuerbitz, Dr. Olaf Schermeier
Kent Wanzek, Dominik Wehner

Chairman of Supervisory Board: Dr. Ulf M. Schneider

Bank Account: Commerzbank AG, Frankfurt/Main, IBAN: DE23 5008 0000 0711 6731 00, SWIFT/BIC: DRES DE FF 501